Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2010	2009	2008	2007	2006
(millions)
Income (Loss) From Continuing Operations Before Income Tax and Income From Equity Investees	$913	$(348)	$1,887	$1,157	$957
Add (Deduct)
Fixed Charges	148	136	109	134	134
Capitalized Interest	(67)	(45)	(33)	(17)	(13)
Distributed Income From Equity Investees	139	92	221	227	37
Earnings as Defined	$1,133	$(165)	$2,184	$1,501	$1,115

Net Interest Expense	72	84	69	113	117
Capitalized Interest	67	45	33	17	13
Interest Portion of Rental Expense	9	7	7	4	4
Fixed Charges as Defined	$148	$136	$109	$134	$134

Ratio of Earnings to Fixed Charges	7.7	-	20.0	11.2	8.3

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$-	$(301)	$-	$-	$-